                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     )
The AES Corporation                  )                          File No. 70-9779
                                     )


            Certificate Pursuant to Rule 24 and Release No. 35-27363
              Under the Public Utility Holding Company Act of 1935


                  On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending December 31, 2001. AES is separately filing a certificate in File No. 70-9465 as required by the Commission's order in Release No. 35-27063 in connection with the AES acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO").

                                              Respectfully submitted,


                                              ----------------------------------
                                              Earle H. O'Donnell
                                              Andrew B. Young
                                              Hugh E. Hilliard

                                              Dewey Ballantine LLP
                                              1775 Pennsylvania Avenue, N.W.
                                              Washington, D.C.  20006


Dated:  March 1, 2002

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                         QUARTER ENDED DECEMBER 31, 2001


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Pro Rata Statement of Income of The AES Corporation for the 12 months ended December 31, 2001

2)   Pro Rata Balance Sheet of The AES Corporation at December 31, 2001

3)   Statement of Income of IPALCO for the 12 months ended December 31, 2001

4)   Statement of Income of IPL for the 12 months ended December 31, 2001

5)   Consolidated Balance Sheet of IPALCO at December 31, 2001

6)   Consolidated Balance Sheet of IPL at December 31, 2001

7)   Statement of Income of CILCORP for the 12 months ended December 31, 2001

8)   Statement of Income of CILCO for the 12 months ended December 31, 2001

9)   Consolidated Balance Sheet of CILCORP at December 31, 2001

10)  Consolidated Balance Sheet of CILCO at December 31, 2001

THE AES CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          (INCLUDES CILCORP AND IPALCO)
          FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001 - PRORATA BASIS
                                  (UNAUDITED)

--------------------------------------------------------------------------------
                                                                          YEAR
                                                                         ENDED
($ in millions, except per share amounts)                               12/31/01
--------------------------------------------------------------------------------
REVENUES:
Sales and services                                                     $ 10,486

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                7,851
Selling, general and administrative expenses                                123
                                                                       --------

TOTAL OPERATING COSTS AND EXPENSES                                        7,974
                                                                       --------

OPERATING INCOME                                                          2,512

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                    (1,484)
Other income                                                                 66
                                                                       --------

INCOME BEFORE INCOME TAXES                                                1,094

Income tax provision                                                        367
                                                                       --------

NET INCOME                                                             $    727
                                                                       ========



This schedule presents on a proforma basis, the results of operations of AES excluding the aggregate (both subsidiaries and affiliates) Brazilian affiliates foreign currency losses of approximately $139 million after income tax, mark to market losses from FAS No. 133 of approximately $36 million after income tax and nonrecurring items, including transaction and severance costs related to IPALCO acquisition of $85 million after income tax. This schedule also excludes loss on discontinued operations of $194 million consisting mainly of Termocandelaria, Ib Valley, Power Direct and telecomunication businesses in Brazil and US.

THE AES CORPORATION

                       PRO RATA CONSOLIDATED BALANCE SHEET
                          (INCLUDES CILCORP AND IPALCO)
                               DECEMBER 31, 2001


                                                      ($ in millions, unaudited)

ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                          $  1,299
    Short-term investments                                                  177
    Accounts receivable, net                                              1,901
    Inventory                                                               602
    Receivable from affiliates                                                4
    Deferred income taxes                                                    82
    Prepaid expenses and other current assets                               901
    Current assets of discontinued operations                                46
                                                                       --------
    TOTAL CURRENT ASSETS                                                  5,012

PROPERTY, PLANT AND EQUIPMENT
    Land                                                                    719
    Electric generation and distribution assets                          23,250
    Accumulated depreciation and amortization                            (3,747)
    Construction in progress                                              4,544
                                                                       --------
    PROPERTY, PLANT AND EQUIPMENT, NET                                   24,766

OTHER ASSETS
    Deferred financing costs, net                                           431
    Project development costs                                                72
    Investments in and advances to affiliates                             1,284
    Debt service reserves and other deposits                                813
    Excess of Cost over Net Assets Acquired                               2,831
    LT assets of discontinued operations                                    207
    Other assets                                                          1,243
                                                                       --------
    TOTAL OTHER ASSETS                                                    6,881

    TOTAL                                                              $ 36,659
                                                                       ========


LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                   $    955
    Accrued interest                                                        344
    Accrued and other liabilities                                         1,396
    Current liabilities of of discontinued operations                        70
    Recourse Debt-current                                                   487
    Other notes payable - current portion                                   412
    Project financing debt - current portion                              1,747
                                                                       --------
    TOTAL CURRENT LIABILITIES                                             5,411

LONG-TERM LIABILITIES
    Recourse Debt-LT                                                      4,912
    Project Financing Debt-LT                                            14,550
    Other notes payable-LT                                                  702
    Deferred Tax Liability                                                1,977
    Long term liabilities of discontinued operations                        125
    Other long-term liabilities                                           2,036
                                                                       --------
    TOTAL LONG-TERM LIABILITIES                                          24,302

    Redeemable Securities                                                   978

    Preferred Stock                                                         101

STOCKHOLDERS' EQUITY
    Common Stock                                                              5
    Contributed capital / Additional paid in capital                      5,791
    Retained earnings                                                     2,884
    Accumulated other comprehensive loss                                 (2,813)
                                                                       --------
    TOTAL STOCKHOLDERS' EQUITY                                            5,867

    TOTAL                                                              $ 36,659
                                                                       ========

                                 IPALCO ENTERPRISES, INC.
                             STATEMENT OF CONSOLIDATED INCOME
                       FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                        (UNAUDITED)


OPERATING REVENUES:
Electric                                                            828,046,342
                                                                   ------------
Gross Operating Revenues                                            828,046,342
                                                                   ------------

OPERATING EXPENSES AND TAXES:
Production - Fuel                                                   182,471,237
Production - Other                                                   92,905,588
Power Purchased                                                      16,932,265
                                                                   ------------

Total                                                               292,309,090
Transmission                                                          5,606,667
Distribution - Electric                                              29,057,342
Customer and Distribution - Steam                                         8,747
Customer Accounts                                                    17,138,153
Customer Service and Informational                                    7,527,264
Administrative and General                                          142,708,489
                                                                   ------------

Total                                                               494,355,752
Depreciation                                                        109,717,093
Amortization of Regulatory Deferrals                                  1,054,471
Income Taxes - Net                                                   59,003,661
Taxes Other than Income Taxes                                        36,374,939
Disposition of Allowances - Net                                      (3,100,584)
                                                                   ------------

Total Operating Expenses and Taxes                                  697,405,332
                                                                   ------------
OPERATING INCOME                                                    130,641,010
                                                                   ------------
OTHER INCOME AND DEDUCTIONS:
Allowance for Funds During Construction                               1,337,281
Carrying Charges on Regulatory Assets                                     3,522
IPL Miscellaneous Income & Deductions-Net                            (4,367,638)
IPL Income Taxes - Net                                                4,134,728
IPALCO Enterprises, Inc. - Parent Co.                                (9,870,829)
Mid-America Capital Resources, Inc.                                     245,657
Mid-America Energy Resources, Inc.                                      (14,686)
                                                                   ------------
Total Other Income and Deductions                                    (8,531,965)
                                                                   ------------
TOTAL INCOME                                                        122,109,045
                                                                   ------------
INTEREST CHARGES:
Interest on Long-Term Debt                                           38,948,999
Allowance for Funds During Const-Credit                                (624,888)
Deferred Return on Regulatory Assets                                     (8,567)
Other Interest Charges                                                  544,445
Amortization - Debt Discount & Expense                                2,088,365
Preferred Stock Transactions                                          3,213,311
                                                                   ------------
Total Interest and Other Charges-Net                                 44,161,665
                                                                   ------------

CUM. ACCOUNTING CHANGE - Net of Taxes                                         0
                                                                   ------------
NET INCOME                                                           77,947,380
                                                                   ============


                       INDIANAPOLIS POWER & LIGHT COMPANY
                               STATEMENT OF INCOME
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                   (UNAUDITED)


OPERATING REVENUES:
Electric                                                            828,046,342
                                                                   ------------
Gross Operating Revenues                                            828,046,342
                                                                   ------------

OPERATING EXPENSES AND TAXES:
Production - Fuel                                                   182,471,237
Production - Other                                                   92,905,588
Power Purchased                                                      16,932,265
                                                                   ------------

Total                                                               292,309,090
Transmission                                                          5,606,667
Distribution - Electric                                              29,057,342
Customer and Distribution - Steam                                         8,747
Customer Accounts                                                    17,138,153
Customer Service and Informational                                    7,527,264
Administrative and General                                          142,708,489
                                                                   ------------

Total                                                               494,355,752
Depreciation                                                        109,717,093
Amortization of Regulatory Deferrals                                  1,054,471
Income Taxes - Net                                                   59,003,661
Taxes Other than Income Taxes                                        36,374,939
Disposition of Allowances - Net                                      (3,100,584)
                                                                   ------------

Total Operating Expenses and Taxes                                  697,405,332
                                                                   ------------

OPERATING INCOME                                                    130,641,010
                                                                   ------------

OTHER INCOME AND DEDUCTIONS:
Allowance for Other Funds During Construction                         1,337,281
Carrying Charges on Regulatory Assets                                     3,522
Miscellaneous Income and Deductions - Net                            (4,367,638)
Income Taxes - Net                                                    4,134,728
                                                                   ------------

Total Other Income and Deductions                                     1,107,893
                                                                   ------------

TOTAL INCOME                                                        131,748,903
                                                                   ------------

INTEREST CHARGES:
Interest on Long-Term Debt                                           38,948,999
Allowance for Borrowed Funds Used During Const                         (624,888)
Deferred Return on Regulatory Assets-Borrowed                            (8,567)
Other Interest Charges                                                  544,446
Amortization - Debt Discount & Expense                                2,088,365
                                                                   ------------

Total Interest and Other Charges-Net                                 40,948,355
                                                                   ------------

INCOME BEFORE EXTRAORDINARY ITEMS
AND CUMULATIVE ACCOUNTING CHANGE                                     90,800,548
Less Preferred Stock Transactions                                     3,213,311
                                                                   ------------

INCOME APPLICABLE TO COMMON STOCK                                    87,587,237
                                                                   ============

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
                                  BALANCE SHEET
                                   (UNAUDITED)
                                DECEMBER 31, 2001



ASSETS:
PROPERTY, PLANT AND EQUIPMENT
Utility Plant, at Original Cost                                   3,109,452,649
Less: Accum. Prov. for Deprec. & Amort                            1,443,735,909
                                                                 --------------

Total Utility Plant - Net                                         1,665,716,740
                                                                 --------------

OTHER PROPERTY, INVESTMENTS AND OTHER ASSETS:
Nonutility Property                                                   2,474,502
Less Accumulated Provision for Depreciation                             732,151
                                                                 --------------

Total Nonutility Property - Net                                       1,742,351
Other Investments                                                    52,904,618
                                                                 --------------

Total                                                                54,646,969
                                                                 --------------
CURRENT ASSETS:
Cash                                                                  5,085,699
Working Funds                                                            86,970
Temporary Cash Investments                                           23,702,125
Accounts Receivable:
Customers                                                            39,492,704
Miscellaneous                                                         9,603,122
Less: Reserve for Uncollectible Accounts                             (1,094,572)
Interest Receivable                                                      58,627
Fuel                                                                 28,969,567
Materials and Supplies - Net                                         48,375,571
Other Current Assets                                                  1,282,697
Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr
                                                                 --------------

Total Current Assets                                                155,562,510
                                                                 --------------

DEFERRED DEBITS:
Unamortized Petersburg Unit 4 Carrying Charges                       16,610,276
Unamort. Def. Return-Pete Unit 4 Carrying Chgs                        9,400,000
Unamort. Reacquisition Premium on Debt                               19,665,907
Other Regulatory Assets                                              52,133,168
Miscellaneous                                                         7,937,740
Unamortized Debt Expense                                             14,257,125
                                                                 --------------

Total Deferred Debits                                               120,004,216
                                                                 --------------

TOTAL ASSETS                                                      1,995,930,435
                                                                 ==============



LIABILITIES
CAPITALIZATION:
Common Shareholder's Equity:
Premium and Net Gain on Preferred Stock                                 648,700
Retained Earnings                                                    15,048,816
Accumulated Other Comprehensive Income                              (11,469,387)
                                                                 --------------

Total                                                                 4,228,129
                                                                 --------------

Non-Redeemable Cumulative Preferred Stock                            59,135,300
                                                                 --------------


Long-Term Debt                                                    1,372,650,000
Unamort. Premium on LT Debt - Net                                      (719,572)
                                                                 --------------

Total Long-Term Debt                                              1,371,930,428
                                                                 --------------

Total Capitalization                                              1,435,293,857
                                                                 --------------

CURRENT LIABILITIES:
Accounts Payable                                                     66,363,132
Dividends Payable                                                       910,152
Customer Deposits                                                     8,590,263
Accrued Liabilities:
Interest on Long-Term Debt                                           20,321,877
Interest on Customer Deposits, etc                                    1,569,732
Taxes:
Federal Taxes on Income                                             (16,785,993)
State Taxes on Income                                                 3,653,501
Real Estate and Personal Property                                    19,426,326
Miscellaneous                                                         3,144,476
Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr                          299,831
Deferred Fuel Expense                                                 8,566,397
Miscellaneous                                                           160,500
                                                                 --------------

Total                                                               116,220,194
Current Maturity of Long Term Debt                                      300,000
                                                                 --------------

Total Current Liabilities                                           116,520,194
                                                                 --------------

DEFERRED CREDITS:
FAS109 Net Deferred Income Tax-Credit                                52,032,960
Accumulated Deferred Income Tax-Net                                 219,161,959
Unamortized Investment Tax Credit                                    33,690,437
Accrued Postretirement Benefits                                       9,504,088
Accrued Pension Benefits                                            125,548,899
Miscellaneous                                                         4,178,041
                                                                 --------------

Total Deferred Credits                                              444,116,384
                                                                 --------------

TOTAL LIABILITIES                                                 1,995,930,435
                                                                 ==============


                       INDIANAPOLIS POWER & LIGHT COMPANY
                                  BALANCE SHEET
                                   (UNAUDITED)
                                DECEMBER 31, 2001


ASSETS:
PROPERTY, PLANT AND EQUIPMENT
Utility Plant, at Original Cost                                   3,109,452,649
Less: Accum. Prov. for Deprec. & Amort                            1,443,735,909
                                                                 --------------

Total Utility Plant - Net                                         1,665,716,740
                                                                 --------------

OTHER PROPERTY, INVESTMENTS AND OTHER ASSETS:
Nonutility Property                                                   2,474,502
Less Accumulated Provision for Depreciation                             732,151
                                                                 --------------

Total Nonutility Property - Net                                       1,742,351
Other Investments                                                     3,987,479
                                                                 --------------

Total                                                                 5,729,830
                                                                 --------------

CURRENT ASSETS:
Cash                                                                  5,029,025
Working Funds                                                            86,970
Temporary Cash Investments                                            4,097,520
Accounts Receivable - Associated Companies                            1,350,656
Accounts Receivable:
Customers                                                            39,468,187
Miscellaneous                                                         9,377,276
Less: Reserve for Uncollectible Accounts                             (1,064,647)
Interest Receivable                                                      (9,590)
Fuel                                                                 28,969,569
Materials and Supplies - Net                                         48,380,923
Other Current Assets                                                  1,282,697
Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr
Tax Refund Receivable                                                    39,794
                                                                 --------------

Total Current Assets                                                137,008,380
                                                                 --------------

DEFERRED DEBITS:
Unamortized Petersburg Unit 4 Carrying Charges                       16,610,276
Unamort. Def. Return-Pete Unit 4 Carrying Chgs                        9,400,000
Unamort. Reacquisition Premium on Debt                               19,665,907
Other Regulatory Assets                                              52,133,168
Miscellaneous                                                         7,634,685
Unamortized Debt Expense                                              5,372,748
                                                                 --------------

Total Deferred Debits                                               110,816,784
                                                                 --------------

TOTAL ASSETS                                                      1,919,271,734
                                                                 ==============


LIABILITIES
CAPITALIZATION:
Common Shareholder's Equity:
Common Stock                                                        324,536,675
Premium and Net Gain on Preferred Stock                               2,642,134
Retained Earnings                                                   363,083,365
Accumulated Other Comprehensive Income                              (11,469,532)
                                                                 --------------

Total                                                               678,792,642
                                                                 --------------

Non-Redeemable Cumulative Preferred Stock                            59,135,300
                                                                 --------------

Long-Term Debt                                                      622,650,000
Unamort. Premium on LT Debt - Net                                      (719,572)
                                                                 --------------

Total Long-Term Debt                                                621,930,428
                                                                 --------------

Total Capitalization                                              1,359,858,370
                                                                 --------------

CURRENT LIABILITIES:
Accounts Payable                                                     65,151,851
Dividends Payable                                                       804,954
Customer Deposits                                                     8,590,263
Accrued Liabilities:
Interest on Long-Term Debt                                           12,944,377
Interest on Customer Deposits, etc                                    1,569,732
Taxes:
Federal Taxes on Income                                              (7,900,001)
State Taxes on Income                                                 2,715,808
Real Estate and Personal Property                                    19,421,301
Miscellaneous                                                         3,136,098
Def. Fed. & St. Tax on Fuel Costs-Due w/i 1 Yr                          299,831
Deferred Fuel Expense                                                 8,566,397
Miscellaneous                                                           160,500
                                                                 --------------

Total Current Liabilities                                           115,461,111
                                                                 --------------

DEFERRED CREDITS:
FAS109 Net Deferred Income Tax-Credit                                52,032,960
Accumulated Deferred Income Tax-Net                                 218,997,842
Unamortized Investment Tax Credit                                    33,690,437
Accrued Postretirement Benefits                                       9,504,088
Accrued Pension Benefits                                            125,548,899
Miscellaneous                                                         4,178,027
                                                                 --------------

Total Deferred Credits                                              443,952,253
                                                                 --------------

TOTAL LIABILITIES                                                 1,919,271,734
                                                                 ==============


                          CILCORP Inc. and Subsidiaries
                      Consolidated Statements of Operations
                      Twelve Months Ended December 31, 2001
                                   (Unaudited)

                                                                         2001
                                                                    (In thousands)
Revenue:
CILCO Electric                                                        $ 391,811
CILCO Gas                                                               271,434
CILCO Other                                                              96,820
Other Businesses                                                         54,805
                                                                      ---------

  Total                                                                 814,870
                                                                      ---------

Operating Expenses:
Fuel for Generation and Purchased Power                                 210,952
Gas Purchased for Resale                                                232,347
Other Operations and Maintenance                                        120,222
Depreciation and Amortization                                            86,013
State and Local Revenue Taxes                                            28,181
Other Taxes                                                              11,431
                                                                      ---------

  Total                                                                 689,146
                                                                      ---------

Fixed Charges and Other:
Interest Expense                                                         69,784
Preferred Stock Dividends of Subsidiary                                   2,159
Allowance for Funds Used During Construction                                (18)
Other                                                                     1,354
                                                                      ---------

   Total                                                                 73,279
                                                                      ---------

Income (Loss) from Continuing
  Operations Before Income Taxes                                         52,445
Income Taxes                                                             24,100
                                                                      ---------

  Net Income (Loss) from Continuing Operations                           28,345
Loss from Operations of Discontinued Businesses, Net of
  Tax of $(2,880)                                                        (4,380)
                                                                      ---------

Net Income (Loss)                                                     $  23,965

Other Comprehensive Income                                              (13,576)
                                                                      ---------

Comprehensive Income (Loss)                                           $  10,389
                                                                      =========


                         Central Illinois Light Company
                        Consolidated Statements of Income
                                   (Unaudited)


Twelve Months Ended December 31, 2001

                                                                   (In thousands)
Operating Revenues:
Electric                                                              $ 391,811
Gas                                                                     271,434
                                                                      ---------

     Total Operating Revenues                                           663,245
                                                                      ---------

Operating Expenses:
Cost of Fuel                                                            165,232
Cost of Gas                                                             190,348
Purchased Power                                                          44,441
Other Operations and Maintenance                                        114,741
Depreciation and Amortization                                            69,133
Income Taxes                                                              6,987
State and Local Taxes on Revenue                                         28,181
Other Taxes                                                              11,206
                                                                      ---------

     Total Operating Expenses                                           630,269
                                                                      ---------

Operating Income                                                         32,976
                                                                      ---------

Other Income and Deductions:
Company-owned Life Insurance, Net                                        (1,354)
Other, Net                                                                6,698
                                                                      ---------

     Total Other Income and (Deductions)                                  5,344
                                                                      ---------

Income Before Interest Expenses                                          38,320
                                                                      ---------

Interest Expenses:
Interest on Long-term Debt                                               17,678
Cost of Borrowed Funds Capitalized                                          (18)
Other                                                                     5,820
                                                                      ---------

     Total Interest Expenses                                             23,480
                                                                      ---------

Net Income Before Preferred Dividends                                    14,840

Dividends on Preferred Stock                                              2,159
                                                                      ---------

Net Income Available for Common Stock                                 $  12,681

Other Comprehensive Income                                               (4,830)
                                                                      ---------

Comprehensive Income                                                  $   7,851
                                                                      =========


                          CILCORP Inc. and Subsidiaries
                           Consolidated Balance Sheets
                                   (Unaudited)

                                                                  As of December 31, 2001
                                                                     (In thousands)

Assets
Current Assets:
Cash and Temporary Cash Investments                                   $   18,312
Receivables, Less Reserves of $1,800                                      47,610
Accrued Unbilled Revenue                                                  40,265
Fuel, at Average Cost                                                     18,068
Materials and Supplies, at Average Cost                                   17,273
Gas in Underground Storage, at Average Cost                               27,067
FAC Underrecoveries                                                        1,255
PGA Underrecoveries                                                        3,236
Prepayments and Other                                                      7,627
                                                                      ----------

  Total Current Assets                                                   180,713
                                                                      ----------

Investments and Other Property:
Investment in Leveraged Leases                                           135,504
Other Investments                                                         19,285
                                                                      ----------

  Total Investments and Other Property                                   154,789
                                                                      ----------

Property, Plant and Equipment:
Utility Plant, at Original Cost
  Electric                                                               716,857
  Gas                                                                    233,278
                                                                      ----------

                                                                         950,135
Less-Accumulated Provision for Depreciation                              126,502
                                                                      ----------

                                                                         823,633
Construction Work in Progress                                             34,340
Other, Net of Depreciation                                                    14
                                                                      ----------

  Total Property, Plant and Equipment                                    857,987
                                                                      ----------

Other Assets:
Goodwill, Net of Accumulated Amortization of $33,753                     579,211
Other                                                                     38,998
                                                                      ----------

  Total Other Assets                                                     618,209
                                                                      ----------


  Total Assets                                                        $1,811,698
                                                                      ==========


                          CILCORP Inc. and Subsidiaries
                           Consolidated Balance Sheets
                                   (Unaudited)


                                                             As of December 31, 2001
                                                                  (In thousands)

Liabilities and Stockholder's Equity

Current Liabilities:
Current Portion of Long-Term Debt                                   $     1,400
Notes Payable                                                            63,000
Accounts Payable                                                         75,644
Accrued Taxes                                                            14,879
Accrued Interest                                                         18,392
Other                                                                    18,281
                                                                    -----------

  Total Current Liabilities                                             191,596
                                                                    -----------

Long-Term Debt                                                          717,730
                                                                    -----------

Deferred Credits and Other Liabilities:
Deferred Income Taxes                                                   202,822
Regulatory Liability of Regulated Subsidiary                             45,377
Deferred Investment Tax Credit                                           14,553
Provision for Out-of-Market Contract                                       --
Other                                                                    83,388
                                                                    -----------

  Total Deferred Credits                                                346,140
                                                                    -----------

Preferred Stock of Subsidiary without
  Mandatory Redemption                                                   19,120
Preferred Stock of Subsidiary with
  Mandatory Redemption                                                   22,000
                                                                    -----------

Total Preferred Stock of Subsidiary                                      41,120
                                                                    -----------

Stockholder's Equity:
Common Stock, no par value; Authorized 10,000
  Outstanding 1,000                                                        --
Additional Paid-in Capital                                              518,833
Retained Earnings                                                        10,305
Accumulated Other Comprehensive Income                                  (14,026)
                                                                    -----------

  Total Stockholder's Equity                                            515,112
                                                                    -----------

  Total Liabilities and Stockholder's Equity                        $ 1,811,698
                                                                    ===========

                         Central Illinois Light Company
                           Consolidated Balance Sheets
                                   (Unaudited)

                                                                As of December 31, 2001
                                                                    (In thousands)
Assets
Utility Plant, At Original Cost:
  Electric                                                            $1,326,231
  Gas                                                                    457,165
                                                                      ----------

                                                                       1,783,396
  Less-Accumulated Provision for Depreciation                            985,045
                                                                      ----------

                                                                         798,351
Construction Work in Progress                                             34,340
                                                                      ----------

    Total Utility Plant                                                  832,691
                                                                      ----------

Other Property and Investments:
Cash Surrender Value of Company-owned Life
  Insurance (Net of Related Policy Loans of
  $65,314 in 2001)                                                         3,920
Other                                                                      1,133
                                                                      ----------

    Total Other Property and Investments                                   5,053
                                                                      ----------

Current Assets:
Cash and Temporary Cash Investments                                       12,584
Receivables, Less Reserves of $1,800                                      49,375
Accrued Unbilled Revenue                                                  34,067
Fuel, at Average Cost                                                     18,068
Materials and Supplies, at Average Cost                                   15,849
Gas in Underground Storage, at Average Cost                               27,067
Prepaid Taxes                                                              9,007
FAC Underrecoveries                                                        1,255
PGA Underrecoveries                                                        3,236
Other                                                                      7,569
                                                                      ----------

    Total Current Assets                                                 178,077
                                                                      ----------

Deferred Debits:
Unamortized Loss on Reacquired Debt                                        2,448
Unamortized Debt Expense                                                   1,305
Prepaid Pension Cost                                                         168

Other                                                                     21,971
                                                                      ----------

    Total Deferred Debits                                                 25,892
                                                                      ----------

Total Assets                                                          $1,041,713
                                                                      ==========


                         Central Illinois Light Company
                           Consolidated Balance Sheets
                                   (Unaudited)


                                                             As of December 31, 2001
                                                                  (In thousands)

Capitalization and Liabilities
Capitalization:
Common Shareholder's Equity:
  Common Stock, No Par Value; Authorized 20,000,000
    Shares; Outstanding 13,563,871 Shares                           $   185,661
  Additional Paid in Capital                                             52,000
  Retained Earnings                                                     108,045
  Accumulated Other Comprehensive Income                                 (5,805)
                                                                    -----------

    Total Common Shareholder's Equity                                   339,901

Preferred Stock Without Mandatory Redemption                             19,120
Preferred Stock With Mandatory Redemption                                22,000
Long-term Debt                                                          242,730
                                                                    -----------

    Total Capitalization                                                623,751
                                                                    -----------

Current Liabilities:
Current Maturities of Long-Term Debt                                      1,400
Notes Payable                                                            43,000
Accounts Payable                                                         81,140
Accrued Taxes                                                            28,862
Accrued Interest                                                          9,143
Other                                                                    18,281
                                                                    -----------

    Total Current Liabilities                                           181,826
                                                                    -----------

Deferred Liabilities and Credits:
Accumulated Deferred Income Taxes                                        92,428
Regulatory Liability                                                     45,377
Investment Tax Credits                                                   14,553
Other                                                                    83,778
                                                                    -----------

    Total Deferred Liabilities and Credits                              236,136
                                                                    -----------

Total Capitalization and Liabilities                                $ 1,041,713
                                                                    ===========

  ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO AND IPL CONTRIBUTIONS TO
               AES/CILCORP/IPALCO(1) CONSOLIDATED HOLDING COMPANY
                        (PRO RATA CONSOLIDATION BASIS)(2)
                                      ($MM)

---------------------------------------------------------------------------------
                                  12 MOS. ENDED 12/31/00   12 MOS. ENDED 12/31/01
---------------------------------------------------------------------------------
GROSS REVENUES(3)                                  16.94%                  15.14%
CILCO                                                636                     760
CILCORP (excluding CILCO)                             87                      55
IPL                                                  831                     828
IPALCO (excluding IPL)                                28                       0
AES (excluding CILCORP and IPALCO)                 7,079                   8,843
AES/CILCORP/IPALCO                                 8,661                  10,486
---------------------------------------------------------------------------------
OPERATING INCOME                                   14.20%                  12.10%
CILCO                                                 97                      48
CILCORP (excluding CILCO)                             12                      78
IPL                                                  205                     256
IPALCO (excluding IPL)                               (36)                      5
AES (excluding CILCORP and IPALCO)                 1,849                   2,125
AES/CILCORP/IPALCO                                 2,127                   2,512
---------------------------------------------------------------------------------
NET INCOME                                         15.99%                  22.97%
CILCO                                                 45                      13
CILCORP (excluding CILCO)                            (33)                     11
IPL                                                   82                     154
IPALCO (excluding IPL)                                73                      (5)
AES (excluding CILCORP and IPALCO)                   629                     554
AES/CILCORP/IPALCO                                   797                     727
---------------------------------------------------------------------------------
NET ASSETS                                          8.49%                   8.08%
CILCO                                              1,107                   1,042
CILCORP (excluding CILCO)                            841                     770
IPL                                                1,905                   1,919
IPALCO (excluding IPL)                              --                        76
AES (excluding CILCORP and IPALCO)                31,626                  32,852
AES/CILCORP/IPALCO                                35,479                  36,659
---------------------------------------------------------------------------------

--------
(1) As a result of AES' acquisition of IPALCO, the results of AES/CILCORP/IPALCO for the twelve-month periods have been restated to include IPALCO.
(2) This schedule presents on a proforma basis, the results of operations of AES excluding the aggregate (both subsidiaries and affiliates) Brazilian affiliates foreign currency losses of approximately $139 million after income tax, mark to market losses from FAS No. 133 of approximately $36 million after income tax and nonrecurring items, including transaction and severance costs related to IPALCO acquisition of $85 million after income tax (excluded from IPL and IPALCO as well as AES numbers). This schedule also excludes loss on discontinued operations of $194 million consisting mainly of Termocandelaria, Ib Valley, Power Direct and telecommunication businesses in Brazil and US. If the excluded items are taken into account, CILCO and IPL contributions to AES/CILCORP/IPALCO on a consolidated basis are as follows: 15.14% to Gross Revenues, 9.47% to Operating Income and 37% to Net Income.
(3) Gross business revenues (utility and non-utility) of IPALCO and CILCO combined as a percentage of total gross business revenues (including IPALCO/IPL and CILCORP/CILCO, utility and non-utility) of AES.

                              IPL CONTRIBUTIONS TO
                    AES/IPALCO(1) CONSOLIDATED HOLDING COMPANY
                        (PRO RATA CONSOLIDATION BASIS)(2)
                                      ($MM)



----------------------------------------------------------------------------------------------
                                                12 MOS. ENDED 12/31/00  12 MOS. ENDED 12/31/01
----------------------------------------------------------------------------------------------
GROSS REVENUES(3)                                               10.06%                   8.30%
IPL                                                               831                     828
IPALCO (excluding IPL)                                             28                       0
AES (excluding CILCO jurisdictional activities)                 7,404                   9,151
AES/IPALCO                                                      8,263                   9,979
----------------------------------------------------------------------------------------------
OPERATING INCOME                                                10.73%                  10.32%
IPL                                                               205                     256
IPALCO (excluding IPL)                                            (36)                      5
AES (excluding CILCO jurisdictional activities)                 1,741                   2,220
AES/IPALCO                                                      1,910                   2,481
----------------------------------------------------------------------------------------------
NET INCOME                                                      10.91%                  21.48%
IPL                                                                82                     154
IPALCO (excluding IPL)                                             73                      (5)
AES (excluding CILCO jurisdictional activities)                   600                     568
AES/IPALCO                                                        755                     717
----------------------------------------------------------------------------------------------
NET ASSETS                                                       5.49%                   5.34%
IPL                                                             1,905                   1,919
IPALCO (excluding IPL)                                           --                        76
AES (excluding CILCO jurisdictional activities)                32,781                  33,918
AES/IPALCO                                                     34,686                  35,913
----------------------------------------------------------------------------------------------

--------
(1) As a result of AES' acquisition of IPALCO, the results of AES/CILCORP/IPALCO for the twelve-month periods have been restated to include IPALCO.
(2) This schedule presents on a proforma basis, the results of operations of AES excluding the aggregate (both subsidiaries and affiliates) Brazilian affiliates foreign currency losses of approximately $139 million after income tax, mark to market losses from FAS No. 133 of approximately $36 million after income tax and nonrecurring items, including transaction and severance costs related to IPALCO acquisition of $85 million after income tax (excluded from IPL and IPALCO as well as AES numbers). This schedule also excludes loss on discontinued operations of $194 million consisting mainly of Termocandelaria, Ib Valley, Power Direct and telecommunication businesses in Brazil and US. If the excluded items are taken into account, IPL contributions to AES/CILCORP/IPALCO on a consolidated basis are as follows: 8.30% to Gross Revenues, 7.66% to Operating Income and 33.46% to Net Income.
(3) Gross business revenues (utility and non-utility) of IPL as a percentage of total gross business revenues (including IPALCO/IPL utility and non-utility) of AES.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at December 31, 2001 (excluding CILCORP and IPALCO):


                                                                AES         AES
                                                CAPACITY     INTEREST      EQUITY  REGULATORY
UNIT                                COUNTRY        (MW)         (%)         (MW)     STATUS
                                    -------     --------     --------       -----  ----------
AES Deepwater                         USA          143          100          143        QF
AES Beaver Valley                     USA          125          100          125        QF
AES Placerita                         USA          120          100          120        QF
AES Thames                            USA          181          100          181        QF
AES Shady Point                       USA          320          100          320        QF
AES Hawaii                            USA          180          100          180        QF
AES Warrior Run                       USA          180          100          180        QF
AES Somerset                          USA          675          100          675        EWG
AES Cayuga                            USA          306          100          306        EWG
AES Greenidge                         USA          161          100          161        EWG
AES Westover                          USA          126          100          126        EWG
AES Alamitos                          USA        2,083          100        2,083        EWG
AES Redondo Beach                     USA        1,310          100        1,310        EWG
AES Huntington Beach                  USA          563          100          563        EWG
AES Thermo Ecotek - Hemphill          USA           14           67           10        QF
AES Thermo Ecotek - Whitefield        USA           14          100           14        QF
AES Thermo Ecotek - Mendota           USA           25          100           25        QF
AES Delano                            USA           50          100           50        QF
AES Riverside                         USA          154          100          154        EWG
AES Mountainview                      USA          126          100          126        EWG
AES Ironwood                          USA          705          100          705        EWG
DOMESTIC SUBTOTAL:                               7,561                     7,556





                                                                                       AES          AES
                                                                     CAPACITY        INTEREST      EQUITY     REGULATORY
UNIT                                          COUNTRY                  (MW)            (%)          (MW)        STATUS
                                              -------                --------        --------      ------     ----------
AES Kingston                                 Canada                      110             50            55         EWG
AES San Nicholas                             Argentina                   650             69           449         EWG
AES Cabra Corral                             Argentina                   102             98           100         FUCO
AES El Tunal                                 Argentina                    10             98            10         FUCO
AES Sarmiento                                Argentina                    33             98            32         FUCO
AES Ullum                                    Argentina                    45             98            44         FUCO
AES Quebrada de Ullum                        Argentina                    45            100            45         FUCO
AES Alicura                                  Argentina                 1,000            100         1,000         FUCO
Fontes Nova - Light                          Brazil                      144             21            30         FUCO


Ilha dos Pombos - Light                      Brazil                      164             21            34         FUCO
Nilo Pecanha - Light                         Brazil                      380             21            80         FUCO
Pereira Passos - Light                       Brazil                      100             21            21         FUCO
CEMIG - Miranda                              Brazil                      390              9            35         FUCO
CEMIG - Igarapava                            Brazil                      210              1             2         FUCO
CEMIG (35 plants)                            Brazil                    5,068              9           456         FUCO
AES Bayano                                   Panama                      150             49            74         FUCO
AES Panama                                   Panama                       42             49            21         FUCO
AES Chiriqui - La Estrella                   Panama                       42             49            21         FUCO
AES Chiriqui - Los Valles                    Panama                       48             49            24         FUCO
AES Los Mina                                 Dom. Rep.                   210            100           210         EWG
AES Yarra                                    Australia                   510            100           510         FUCO
AES Jeeralang                                Australia                   449            100           449         FUCO
AES Mt. Stuart                               Australia                   288            100           288         FUCO
AES Xiangci - Cili                           China                        26             51            13         FUCO
Wuhu Grassy Lake                             China                       250             25            63         FUCO
Yangchun                                     China                        15             25             4         FUCO
Chengdu Lotus City                           China                        48             35            17         FUCO
AES Jiaozuo                                  China                       250             70           175         FUCO
AES Hefei                                    China                       115             70            81         FUCO
AES Hefei II                                 China                        39             70            27         FUCO
AES Chongqing Nanchuan                       China                        50             70            35         FUCO
Yangcheng                                    China                      1050             25           263         FUCO
AES Ekibastuz                                Kazakhstan                4,000            100         4,000         FUCO
AES Ust-Kamenogorsk GES                      Kazakhstan                  331            100           331         FUCO
AES Shulbinsk GES                            Kazakhstan                  702            100           702         FUCO
AES Ust-Kamenogorsk TETS                     Kazakhstan                1,464            100         1,464         FUCO
AES Leninogorsk TETS                         Kazakhstan                  418            100           418         FUCO
AES Sogrinsk TETS                            Kazakhstan                  349            100           349         FUCO
AES Semipalatinsk TETS                       Kazakhstan                  840            100           840         FUCO
AES Ust-Kamenogorsk Heat Nets                Kazakhstan                  310         Managt             0         FUCO
OPGC                                         India                       420             49           206         FUCO
AES Lal Pir                                  Pakistan                    351             90           316         FUCO
AES PakGen                                   Pakistan                    344             90           310         FUCO
AES Borsod                                   Hungary                     171            100           171         FUCO
AES Tisza II                                 Hungary                     860            100           860         FUCO
AES Tiszapalkonya                            Hungary                     250            100           250         FUCO
AES Elsta                                    Netherlands                 405             50           203         FUCO
Medway                                       U.K.                        688             25           172         FUCO
AES Indian Queens                            U.K.                        140            100           140         EWG
AES Kilroot                                  U.K.                        520             97           504         FUCO
AES Belfast West                             U.K.                        120             97           116         FUCO
AES Barry                                    U.K.                        230            100           230         FUCO
AES Drax                                     U.K.                      4,065            100         4,065         FUCO
AES Fifoots Point                            U.K.                        360            100           360         FUCO
AES Uruguaiana                               Brazil                      600            100           600         FUCO
AES Tiete (10 plants)                        Brazil                    2,650             53         1,405         FUCO
EDC (4 plants)                               Venezuela                 2,265             87         1,971         FUCO
AES Merida III                               Mexico                      484             55           266         FUCO
AES Mtkvari                                  Georgia                     600         Managt           600         FUCO



AES Khrami I                                 Georgia                     113         Managt           113         FUCO
AES Khrami II                                Georgia                     110            100           110         FUCO
AES Ottana                                   Italy                       140            100           140         FUCO
AES Mamonal                                  Columbia                     90             62            56         FUCO
AES Centrogener (Gener - 8 plants)           Chile                       756             99           748         FUCO
AES Chivor (Gener)                           Columbia                  1,000             96           960         FUCO
AES Electrica de Santiago (Gener)            Chile                       478             86           411         FUCO
AES Energia Verde (Gener - 2 plants)         Chile                        37             99            37         FUCO
AES Guacolda (Gener)                         Chile                       304             49           149         FUCO
AES Norgener (Gener - 2 plants)              Chile                       277             99           274         FUCO
Itabo (Gener - 7 plants)                     Dom. Rep.                   587             24           141         FUCO
AES Bohemia                                  Czech Rep.                   50             83            42         FUCO
AES Premnitz                                 Germany                      58             65            38         FUCO
AES SONEL                                    Cameroon                    800             51           408         FUCO
Central Dique                                Argentina                    68             31            21         FUCO
AES Termoandes                               Argentina                   632             99           626         FUCO
AES Parana                                   Argentina                   845             67           566         FUCO
AES Kelvin                                   Rep. South Africa           600             90           540         FUCO
Egbin Barge                                  Nigeria                     290             95           276         FUCO

FOREIGN SUBTOTAL:                                                     43,205                       31,168

TOTAL - December 31, 2001                                             50,766                       38,724
Foreign Generation as a Percentage of                                    85%                          80%
Total:



CILCORP Generating Plants at December 31, 2001:


                                                          AES         AES
                                           Capacity     Interest     Equity      Regulatory
Unit                           Country       (MW)          (%)         (MW)        Status
                               -------      -------       ----         ---         ------
Edwards (3 units)                USA          740          100          740        IL PUC
Duck Creek                       USA          366          100          366        IL PUC
Indian Trails                    USA           10          100           10        IL PUC
Sterling Avenue                  USA           30          100           30        IL PUC
Hallock Power Modules            USA           13          100           13        IL PUC
Kickapoo Power Modules           USA           13          100           13        IL PUC
TOTAL - December 31, 2001                   1,172                     1,172

IPALCO Generating Plants at December 31, 2001:

                                                          AES         AES
                                           Capacity     Interest     Equity      Regulatory
Unit                           Country       (MW)          (%)         (MW)        Status
                               -------      -------       ----         ---         ------
Petersburg                       USA        1,873          100        1,873        IN PUC
H.T. Pritchard                   USA          393          100          393        IN PUC
E.W. Stout                       USA        1,017          100        1,017        IN PUC
Georgetown                       USA           80          100           80        IN PUC
TOTAL - December 31, 2001                   3,363                     3,363



Revenues from electric generation capacity - 12 months ended December 31, 2001 (millions of dollars):

     IPALCO                                      179            4%
     CILCORP                                     157            3%
     AES (excluding CILCORP and IPALCO)        4,271           93%
                                               -----        -----
     Total                                     4,607          100%

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP or IPALCO and a 2,788 MW increase in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 35,936 to 38,724 MW since September 30, 2001. There has been a 10.8% increase in the total revenues earned from the capacity owned by AES, IPALCO and CILCORP in the twelve-month period ended December 31, 2001 compared with the twelve-month period ended September 30, 2001. The percentage of total revenues derived from the generation capacity owned by CILCORP has decreased from 4% to 3%. The percentage of total revenues derived from the generation capacity owned by IPALCO has stayed the same at 4%.

The physical location of the MW capacity added by AES since September 30, 2001 is in the United States, Argentina, Republic of South Africa, Nigeria, Chile and China.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
                               DISTRIBUTION:





Electric transmission and distribution and gas distribution assets owned as of December 31, 2001 (millions of dollars):

     IPALCO                                          1,015
     CILCORP                                           746
     Total AES (excluding CILCORP and IPALCO)        5,989
                                                     -----
     Total                                           7,750

Electric transmission and distribution and gas distribution revenues for 12 months ending December 31, 2001 (millions of dollars):

     IPALCO                                            648
     CILCORP                                           507
     Total AES (excluding CILCORP and IPALCO)        4,724
                                                     -----
     Total                                           5,879

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES, CILCORP and IPALCO have increased since September 30, 2001. CILCORP's transmission and distribution assets have decreased while the revenues derived from such assets have decreased since September 30, 2001. IPALCO's transmission and distribution assets have increased slightly while the revenues derived from such assets have decreased since September 30, 2001. AES' transmission and distribution assets have increased and the revenues derived from such assets have decreased since September 30, 2001. CILCORP's percentage of the total transmission and distribution assets has decreased from 11% to 10%, and CILCORP's percentage of the total revenues from such assets has remained the same at 9% to for the twelve-month period ending December 31, 2001 compared to the twelve-month period ending September 30, 2001. IPALCO's percentage of the total transmission and distribution assets has decreased from 15% to 13%, and IPALCO's percentage of the total revenues from such assets has decreased from 13% to 11% for the twelve-month period ending December 31, 2001 compared to the twelve-month period ending September 30, 2001.

ITEM (5) PER EXEMPTION ORDER:

Neither CILCO nor IPL has sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the fourth quarter of 2001.

ITEM (6) PER EXEMPTION ORDER:

During the fourth quarter 2001, no application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP. During the fourth quarter 2001, no application has been made to nor has any order been received from the Indiana Utility Regulatory Commission that involves AES' ownership position or AES' oversight over the operations of IPL or IPALCO.

ITEM (7) PER EXEMPTION ORDER:

During the fourth quarter 2001, AES announced a formal sale process regarding the divestiture of CILCORP. Non-binding offers were submitted in January 2002, and a buyer is expected to be selected in April 2002.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 1st day of March, 2002 by the undersigned thereunto duly authorized.

                                                The AES Corporation


                                           By:  /s/ Erik Luckau
                                               ----------------------
                                               Erik Luckau
                                               Associate General Counsel